LAWLER & ASSOCIATES

a professional law corporation

11622 El Camino Real, Suite 100

San Diego, California, 92130

Telephone: 888-675-0888

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W. SCOTT LAWLER, ESQ.

      Admitted in California

October 5, 2006

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 8 to Registration Statement on Form SB-2

File No. 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 9 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 9 was filed via Edgar, with a submission date of October 5, 2006.

Below are the comments from your comment letter regarding Amendment No. 9 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

Comment

General

1.

We note your response to our prior comment 2 from our letter of May 18, 2006 and we reissue in part our prior comment.  It appears that the company could begin operations if less than $9,000 is raised.  We note that after paying the offering expenses, the company has cash in excess of $16,000.  In the plan of operations section, please explain why the company has not begun and/or cannot begin operations with the current available cash.  We note that the company has deleted the disclosure in regards to the founders and directors willingness to provide financial contributions as necessary.  Please affirmatively statement (sic) whether or not the founders and directors will provide financial contributions as necessary, including contributions to begin operations.  Please also revise risk factor one accordingly.

Response

The Company has revised the prospectus to make it clear that it will be using its current available cash to being operations by building its website and purchasing sample inventory.  An affirmative statement that the founders and directors will not be providing further financial contributions has been added to the first risk factor.

Comment

Item 4.  Use of Proceeds, page 6

2.

We note your response to our prior comment 6 and we reissue in part our prior comment.  As previously requested, please specifically clarify whether founders and directors would provide the necessary funding for the website if the company raises less than 10% of the total offering.  Also explain why the company would not use its current available cash for such purpose.

Response

The Company has added an affirmative statement in the first paragraph below the table in this section that the founders and directors will not be providing further financial. The Company has revised the prospectus to make it clear that it will be using its current available cash to being operations by building its website and purchasing sample inventory.

Comment

3.

We note the statement the “[w]e believe the company will require at least $39,000 to cover the expenditures during the next (12) months.”  Please explain these expenditures in more detail.  Please discuss whether these expenditures include those items listed in the use of proceeds table.

Response

The Company has deleted the statement referenced by this comment #3 and moved it to the end of the Use of Proceeds section, inserted a new table showing the minimum amount of expenses it will incur in the next 12 months and added a statement that these expenses are included in the Use of Proceeds table.

Comment

4.

We note your response to our prior comment 8 and we reissue in part our prior comment.  Please explain whether the company will purchase sample inventory with the company’s available cash if adequate funds are not raised in this offering.  Also revise the plan of operation section accordingly.

Response

The Company has revised the prospectus to make it clear that it will be using its current available cash to being operations by building its website and purchasing sample inventory.

Comment

Business of Issuer, page 14

Distribution, page 15

5.

We note the statement of page 15 the “[o]ur initial contact to the market will be through our website.”  Please affirmatively state whether management will market its services using direct marketing methods and whether management would pursue this type of marketing if a website is not developed and, if not, please explain why.

Response

The Company has added a statement that it is pursuing a direct marketing program independent of its website.

Comment

Item 17. Plan of Operation, page 18

6.

We note the statement on page 18 that, “No website would be developed.  We would use the working capital remaining after all offering expenses are paid along with the nominal amount raised to pay legal and accounting fees.”  Please describe the purpose of the legal and accounting fees and the estimated amounts.  Please disclose whether the company would commence operations if no website is developed and, if not, please explain why.

Response

The Company has added in the fourth paragraph of this section a statement as to the purpose of the legal and accounting fees and a statement that it will attempt to commence operations after its marketing material is available.

Comment

7.

We note under the “Milestones” subsection that the company will not begin seminar presentations and networking through personal contacts until inventory is available for sale and the website is operational.  Please explain in the plan of operations section why these contingencies are necessary prior to the company beginning its seminar presentations and networking.  In the table, also disclose the amount of funding necessary, if any, to begin these activities.

Response

The Company has added a statement in the Plan of Operation section a statement as to why it must met the specified contingencies prior to commencing its presentations and networking and added in the table the amount of funding necessary.

Comment

Other Regulatory

8.

Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

Response

The Company has included its audited annual financial statements for the year ended June 30, 2006 in this Amendment No. 9, along with a current consent of its independent accountants.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler